FILED BY SIRONA DENTAL SYSTEMS, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED SUBJECT COMPANY: SIRONA DENTAL SYSTEMS, INC.

COMMISSION FILE NO. 000-22673

Sirona – The Dental Company Fourth Quarter 2015 Earnings Presentation November 20, 2015

Fourth Quarter 2015 Earnings Presentation
Safe Harbor Statement / Additional Information PP.

sirona.
The Dental Company

Forward-Looking Statements

This communication, in addition to historical information, contains "forward-looking statements" (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of DENTSPLY International Inc. ("DENTSPLY") and Sirona Dental Systems Inc. ("Sirona"). Words such as "anticipate," "expect," "project," "intend," "believe," and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction between DENTSPLY and Sirona, including future financial and operating results; DENTSPLY's and Sirona's plans, objectives, expectations and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements are based on information currently available to DENTSPLY and Sirona and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction between DENTSPLY and Sirona, these factors could include, but are not limited to: the risk that DENTSPLY or Sirona may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; economic and foreign exchange rate volatility; the continued strength of the dental and medical device markets; unexpected changes relating to competitive factors in the dental and medical devices industries; the timing, success and market reception for DENTSPLY's and Sirona's new and existing products; the possibility of new technologies outdating DENTSPLY's or Sirona's products; the outcomes of any litigation; continued support of DENTSPLY's or Sirona's products by influential dental and medical professionals; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties' critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

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Page 3 Fourth Quarter 2015 Earnings Presentation Safe Harbor Statement / Additional Information PP. Additional information concerning other risk factors is also contained in DENTSPLY’s and Sirona’s most recently filed Annual Re ports on Form 10 - K, subsequent Quarterly Reports on Form 10 - Q, Current Reports on Form 8 - K, and other SEC filings. Many of these risks, uncertainties and assumptions are beyond DENTSPLY’s or Sirona’s ability to control or predict. Because o f these risks, uncertainties and assumptions, you should not place undue reliance on these forward - looking statements. Furthermore, forward - looking statements sp eak only as of the information currently available to the parties on the date they are made, and neither DENTSPLY nor Sirona undertakes any obligation to up dat e publicly or revise any forward - looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this co mmu nication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per DENTSPLY share or Sirona share for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per DENTSPLY share or Sirona share, as applicable. Neither DENTSPLY nor Sirona gives any assurance (1) that either DENTSPLY or Sirona will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent de cree, cost reductions, business strategies, earnings or revenue trends or future financial results. All subsequent written and oral forward - looking statements c oncerning DENTSPLY, Sirona, the proposed transaction, the combined company or other matters and attributable to DENTSPLY or Sirona or any person acting on th eir behalf are expressly qualified in their entirety by the cautionary statements above.

Fourth Quarter 2015 Earnings Presentation
Safe Harbor Statement / Additional Information PP.

sirona.
The Dental Company

Additional Information And Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between DENTSPLY and Sirona or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination transaction between DENTSPLY and Sirona will be submitted to the respective stockholders of DENTSPLY and Sirona for their consideration. In connection with the proposed transaction between DENTSPLY and Sirona, on October 29, 2015, DENTSPLY filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a preliminary joint proxy statement of DENTSPLY and Sirona and that also constitutes a preliminary prospectus of DENTSPLY. These materials are not yet final and will be amended. After such time as the registration statement on Form S-4 has been declared effective by the SEC, DENTSPLY and Sirona will mail the joint proxy statement/prospectus to their respective stockholders when it becomes final. DENTSPLY and Sirona also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which DENTSPLY or Sirona may file with the SEC in connection with the proposed transaction. **INVESTORS AND SECURITY HOLDERS OF DENTSPLY AND SIRONA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS ONCE IT IS FILED WITH THE SEC AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DENTSPLY, SIRONA, THE PROPOSED TRANSACTION AND RELATED MATTERS**. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about DENTSPLY and Sirona, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. DENTSPLY and Sirona make available free of charge at www.dentsply.com and www.sirona.com, respectively (in the "Investor Relations" section), copies of materials they file with, or furnish to, the SEC.

Participants In The Merger Solicitation

DENTSPLY, Sirona, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of DENTSPLY and Sirona in connection with the proposed transaction. Information about the directors and executive officers of Sirona is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on January 28, 2015. Information about the directors and executive officers of DENTSPLY is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 10, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Page 5 Fiscal Year 2015 Performance Summary ■ FY15 revenue growth of 9.8% on a local currency basis and 8.8% on a local currency basis excluding acquisitions ■ Instruments up 14.1% local currency ■ CAD/CAM up 12.1% local currency (up 9.4% excluding acquisitions) ■ Treatment Centers up 11.8% local currency ■ Imaging up 4.9% local currency

Page 6 Fiscal Year 2015 Performance Summary ■ FY15 Strong local currency growth led by international markets ■ International markets grew 10.0% local currency ■ U.S. revenues grew 9.2% (6.0% excluding acquisitions) ■ Non - GAAP adjusted EPS of $3.98, representing 8.4% EPS growth ■ Free Cash Flow (excluding cash paid for acquisitions) of $186.8 million represents over 100% of GAAP Net Income attributable to Sirona Dental Systems, Inc. ■ At September 30, 2015, balance sheet with net cash of $437.6 million

Page 7 Fourth Quarter 2015 Performance Summary ■ 4Q15 local currency revenue growth of 18.0% (14.1% organic) with: ■ Instruments up 35.1% local currency ■ CAD/CAM up 23.2% local currency (12.2% excluding acquisitions) ■ Imaging up 11.5% local currency ■ Treatment Centers up 11.7% local currency ■ Revenue growth was led by the U.S. ■ U.S. revenues grew 34.2%(18.4% excluding acquisitions) ■ Total International revenues were up 12.6% local currency

Page 8 Fourth Quarter 2015 Earnings Presentation Overview Revenue (US$ in millions) ■ Revenues of $304.9 million, up 18.0% local currency. ■ International revenues were up 12.6% on a local currency basis . Growth was driven by strength in Europe as well as tender business in the Middle East. ■ Revenue in the United States increased 34.2%. Strength in CAD/CAM and Imaging drove organic growth of 18.4% while acquisitions contributed 15.8% growth. Treatment Centers were successfully launched in the U.S. ■ Non - GAAP adjusted EPS of $1.12, up 20.4% from last year. Non - GAAP adjusted EPS* (US$) *Non - GAAP adjusted EPS is a non - GAAP financial measures that excludes certain items. Please refer to ”Reconciliation of GAAP EPS to Non - GAAP adjusted EPS” and “Non - GAAP Measures Disclosure” at the end of the presentation.

Page 9 Fourth Quarter 2015 Earnings Presentation CAD/CAM Segment CAD/CAM Revenue (US$ in millions) Segment Gross Profit (US$ in millions) Revenue Growth Local Currency Growth + 23.2% FX Impact - 12.1% GAAP Revenue Change 11.1% Segment Gross Profit Margin 4Q14 68.2% 4Q15 70.2% Change +200 bps

Page 10 Fourth Quarter 2015 Earnings Presentation CAD/CAM Segment ■ Revenues of $113.2 million, up 23.2% local currency. ■ Excluding acquisitions, revenues were up 12.2% local currency. ■ Growth was driven by strength in the U.S. and Asia - Pacific with solid new user sales for both our chairside and lab products. ■ CAD/CAM segment gross profit margin of 70.2% - up 200 bps from last year. Margin improvement reflects favorable foreign exchange impacts and operational improvements.

Page 11 Fourth Quarter 2015 Earnings Presentation Imaging Segment Imaging Revenue (US$ in millions) Segment Gross Profit Margin 4Q14 57.3% 4Q15 56.2%* Change - 110 bps Segment Gross Profit (US$ in millions) Revenue Growth Local Currency Growth + 11.5% FX Impact - 9.3% GAAP Revenue Change + 2.2% * Excludes $1.8 million reclassification and annualization effects not related to Q4

Page 12 Fourth Quarter 2015 Earnings Presentation Imaging Segment ■ Revenues of $99.1 million, up 11.5% on a local currency basis. ■ Revenue growth was driven by strong demand for our 3D products. The Orthophos SL 2D - 3D is off to a good start. ■ Gross profit margin decreased 110 basis points to 56.2% due to a less favorable overall product and regional mix.

Page 13 Fourth Quarter 2015 Earnings Presentation Treatment Centers Treatment Center Revenue (US$ in millions) Segment Gross Profit Margin 4Q14 43.1% 4Q15 39.3% Change - 380 bps Segment Gross Profit (US$ in millions) Revenue Growth Local Currency Growth + 11.7% FX Impact - 16.5% GAAP Reported Change - 4.8%

Page 14 Fourth Quarter 2015 Earnings Presentation Treatment Centers ■ Revenues of $59.6 million, up 11.7% in local currency. ■ Strong growth in non - European international markets benefited from tender business. The U.S. started to contribute to growth with the successful launch of Treatment Centers. ■ Gross profit margin decreased 380 basis points impacted by the high content of tender business in Q4.

Page 15 Fourth Quarter 2015 Earnings Presentation Instruments Instruments Revenue (US$ in millions) Revenue Growth Local Currency Growth + 35.1% FX Impact - 19.2% GAAP Reported Change + 15.9% Segment Gross Profit Margin 4Q14 47.4% 4Q15 44.8% Change - 260 bps Segment Gross Profit (US$ in millions)

Page 16 Fourth Quarter 2015 Earnings Presentation Instruments ■ Record revenues of $33.0, up 35.1% in local currency. ■ Revenue growth was driven by strength in handpieces and hygiene benefiting from very strong tender business and continued growth in Germany. ■ Segment gross profit margin decreased 260 basis points impacted by a high content of tender business.

Page 17 4Q15 4Q14 % chg. Revenue $ 304.9 $ 290.0 5% Cost of sales 138.0 130.1 6% Gross profit 166.9 159.9 4% Gross Margin % 54.7% 55.1% Selling, general and administrative expense 90.2 87.6 3% Research and development 12.9 16.5 (22)% Other operating income items (net) (1.3) (2.5) Operating income 65.1 58.3 12% (Gain)/loss on foreign currency transactions, net 11.5 1.9 (Gain)/loss on derivative instruments 0.0 1.1 Interest expense, net 1.5 0.5 200% Other expense/(income) (5.6) 0.5 Income before taxes 57.7 54.3 6% Income tax provision 12.2 11.6 Net income 45.5 42.7 7% Less: Net income attrib. to noncontrolling interests 0.1 0.0 Net income attributable to Sirona Dental Systems, Inc. $ 45.4 $ 42.7 GAAP EPS (diluted) 0.80 0.76 6% $'000s Fourth Quarter 2015 Earnings Presentation Operating Performance

Page 18 Fourth Quarter 2015 Earnings Presentation Conclusion ■ Strong progress on all of our strategic objectives ■ Record number of innovations introduced at IDS ■ Orthophos SL – 2D/3D Extraoral Imaging family ■ TENEO 2015 – Premium segment Treatment Center ■ Omnicam AF (Acquisition Flex) and Omnicam AI (Acquisition Integrated) ■ New CEREC software – CEREC 4.4 with Biojaw and CEREC Ortho ■ Sicat Air software ■ Series of product enhancements in Instruments

Page 19 Fourth Quarter 2015 Earnings Presentation Conclusion ■ With CEREC 30, we created the largest digital dentistry event in the world ■ Successfully launched Treatment Centers to the U.S. market ■ Introduced consumer marketing services and SIROWORLD ■ Continued investment in our sales and service infrastructure ■ Expanded presence in key countries ■ Opened up new offices in Thailand and Dubai

Page 20 Fourth Quarter 2015 Earnings Presentation Conclusion ■ Announced transformational merger with DENTSPLY creating THE Dental Solutions Company ■ Filed preliminary merger proxy for special shareholder meeting ■ In the process of submitting all necessary filings as required by various regulatory agencies ■ Merger still expected to close in calendar Q1 2016 ■ Today, Sirona and its shareholders are better positioned to benefit from mega trends in dental industry than ever

Page 21 Reconciliation of GAAP EPS to Q4 2015 Non - GAAP Adjusted EPS Pre Tax Tax Impact* After Tax Per Diluted Share $ 45.4 $ 0.80 Adjustments Amortization and depreciation expense resulting from the step-up to fair values of intangible assets related to past business combinations $ 6.3 $ 1.3 5.0 (Gain) loss on foreign currency transactions, net 11.5 2.6 8.9 (Gain) loss on derivative instruments - 0.0 (0.0) Other items: Merger and acquisition-related expenses 3.1 0.7 2.4 Management Transition 0.1 0.0 0.1 Discrete tax items 1.2 - 1.2 $ 63.0 $ 1.12 Three months ended September 30, 2015 (In millions, except for per share and percent amounts) Non-GAAP Financial Measures (GAAP reconciliation) Non-GAAP adjusted net income attributable to Sirona Dental Systems, Inc. shareholders GAAP net income attributable to Sirona Dental Systems, Inc. shareholders * tax impact calculated using estimated effective tax rate of 22.1%

Page 22 Reconciliation of GAAP EPS to FY 2015 Non - GAAP Adjusted EPS Pre Tax Tax Impact* After Tax Per Diluted Share $ 186.2 $ 3.30 Adjustments Amortization and depreciation expense resulting from the step- up to fair values of intangible assets related to past business combinations $ 26.3 $ 5.9 20.4 (Gain)/loss on foreign currency transactions, net 17.9 4.0 13.9 (Gain)/loss on derivative instruments (1.7) (0.4) (1.3) Other items: Merger and acquisition-related expenses 4.6 1.0 3.6 Management Transition 0.8 0.2 0.6 Discrete tax items 1.2 - 1.2 $ 224.5 $ 3.98 GAAP net income attributable to Sirona Dental Systems, Inc. shareholders * tax impact calculated using estimated effective tax rate of 22.6% Year ended Non-GAAP Financial Measures (GAAP reconciliation) September 30, 2015 (In millions, except for per share and percent amounts) Non-GAAP adjusted net income attributable to Sirona Dental Systems, Inc. shareholders

Non-GAAP Measures Disclosure

sirona.
The Dental Company

To supplement our consolidated financial statements and our business outlook, we use the following non-GAAP financial measures: (i) non-GAAP adjusted net income, and (ii) non-GAAP adjusted earnings per diluted share, which exclude, as applicable, amortization and depreciation expense resulting from the step-up to fair values of intangible and tangible assets related to past business combinations, gain/loss on foreign currency transactions, gain/loss on derivative instruments and any related tax effects. Also set forth above under the heading "FORWARD-LOOKING" are reconciliations of forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures.

Management recognizes that the use of these non-GAAP measures has limitations, including the fact that they might not be comparable with similar non-GAAP measures used by other companies and that management must exercise judgment in determining which types of charges and other items should be excluded from its non-GAAP financial measures. Management currently compensates for these limitations by providing full disclosure of each non-GAAP financial measure and a reconciliation to the most directly comparable GAAP measure. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

We use these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. Our management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our "core operating performance". Management believes that "core operating performance" represents Sirona's operating performance in the ordinary, ongoing and customary course of its operations. Accordingly, management excludes from "core operating performance" the impact of acquisition-related intangible depreciation and amortization in order to compare our underlying financial performance to prior periods, certain charges related to currency revaluation of assets and liabilities that do not reflect our period-to-period core operating performance, and to the extent relevant in a particular period, any other cash or non-cash items that management does not view as indicative of its on-going operating performance. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate management's internal evaluation of period-to-period comparisons. We believe these non-GAAP financial measures are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision making and (2) they are provided to and used by our institutional investors and the analyst community to facilitate comparisons with prior and subsequent reporting periods.

Local Currency: We have included certain revenue information on a local currency basis. This information is a non-GAAP financial measure. We present revenue on a local currency basis because we believe it facilitates a comparison of our operating results from period to period without regard to many changes resulting solely from fluctuations in currency rates.

Sirona calculates local currency revenue growth by comparing current-period local revenues to prior-period local revenues with both periods converted at the U.S. Dollar/local currency average foreign exchange rate for each month of the current period for all the currencies in which we do business.

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